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                              March 15, 2023

       Alex D   Amico
       Chief Financial Officer
       Trulieve Cannabis Corp.
       6749 Ben Bostic Road
       Quincy, FL 32351

                                                        Re: Trulieve Cannabis
Corp.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 8, 2023
                                                            File No. 000-56248

       Dear Alex D   Amico:

              We have reviewed your February 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       Decenber 23, 2022 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2021

       Exhibits

   1. We note that the 906 Certification in Exhibit 32.1 is incorrectly dated March 30, 2022.
                                                        Please file a full
amendment that includes all items of the form as well as currently dated
                                                        Exhibit 31 and 32
certifications.
 Alex D   Amico
Trulieve Cannabis Corp.
March 15, 2023
Page 2

        You may contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at
(202) 551-3663 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAlex D   Amico                            Sincerely,
Comapany NameTrulieve Cannabis Corp.
                                                          Division of
Corporation Finance
March 15, 2023 Page 2                                     Office of Life
Sciences
FirstName LastName